ING Life Insurance and Annuity Company
and its
Variable Annuity Account I

Retirement Master

Supplement dated January 21, 2011 to the Contract Prospectus and Contract Prospectus Summary, each dated April 30, 2010, as amended.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Prospectus Summary for future reference.

The following is hereby added to the end of the "**Contract Purchase and Participation"** section and "**Appendix I – Fixed Plus Account**" of the Prospectus, and to the end of the "**3. Choosing the Company's Variable Annuity Contract**" section and "**Appendix II – Fixed Plus Account**" of the Prospectus Summary:

> **Transfer Credits.** The Company may provide a transfer credit in certain circumstances. The transfer credit is a specified percentage of assets transferred, exchanged or rolled over into the contract from an investment provider not affiliated with the Company and is subject to state approval and certain time limitations and other conditions and restrictions as defined by the Company. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract. Any transfer credit will be allocated to and subject to the terms and conditions associated with the Fixed Plus Account.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. **Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***